Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Plan Administrator

Mosaic Investment Plan:

We consent to the incorporation by reference in the Registration Statement (No. 333-120878) on Form S-8 of The Mosaic Company of our report dated June 29, 2006 with respect to the statements of net assets available for benefits of the Mosaic Investment Plan as of December 31, 2005 and 2004, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedules as of December 31, 2005, which report appears elsewhere in this December 31, 2005 annual report on Form 11-K of the Mosaic Investment Plan.

Minneapolis, Minnesota

June 29, 2006